FORM 51-102F3

Material Change Report

Item 1.

Name and Address of Company

PLACER DOME INC.

Suite 1600 – 1055 Dunsmuir Street

Vancouver, BC  V7X 1P1

Item 2.

Date of Material Change

March 6, 2006

Item 3.

News Release

A news release was issued by Placer Dome Inc. through the facilities of CCNMatthews, and various other news dissemination facilities and publications on March 6, 2006.

Item 4.

Summary of Material Change

Placer Dome announces that March 8, 2006 will be the final day for trading of its common shares on the Toronto Stock Exchange and the New York Stock Exchange. Trading of Placer Dome common shares on all other stock exchanges, including international depositary receipts and CHESS depositary interests, will be terminated on or before such date. In connection with the compulsory acquisition by Barrick Gold Corporation of all of the common shares of Placer Dome that were not previously tendered to Barrick's take-over bid, the Placer Dome share transfer books will be closed at the end of day on March 8, 2006.

Item 5.

Full Description of Material Change

Please see attached Schedule “A”

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Placer Dome Inc. is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7.

Omitted Information

There is no omitted information.

Item 8.

Executive Officer

Geoffrey P. Gold

Vice-President, Assistant Secretary

and Associate General Counsel

Telephone:  (604) 661-3713

Fax:  (604) 684-7261

Item 9.

Date of Report

March 6, 2006

_/s/ Geoffrey P. Gold___________

Geoffrey P. Gold

Vice-President, Assistant Secretary

and Associate General Counsel